Exhibit 99.1

TRANSITION THERAPEUTICS INC.

ANNUAL MEETING OF SHAREHOLDERS

HELD ON DECEMBER 11, 2012

REPORT ON PROXIES

MOTIONS	NUMBER OF SHARES					PERCENTAGE OF VOTES CAST
	FOR	AGAINST	WITHHELD	SPOILED	NON VOTE	FOR	AGAINST	WITHHELD
Elect Mr. Michael Ashton as director	10,022,035	0	17,447	0	7,806,439	99.83%	0.00%	0.17%
Elect Mr. Paul Baehr as director	10,022,410	0	17,072	0	7,806,439	99.83%	0.00%	0.17%
Elect Dr. Tony Cruz as director	10,022,559	0	16,923	0	7,806,439	99.83%	0.00%	0.17%
Elect Mr. Christopher M. Henley as director	10,022,299	0	17,183	0	7,806,439	99.83%	0.00%	0.17%
Elect Dr. Gary W. Pace as director	10,010,212	0	29,270	0	7,806,439	99.71%	0.00%	0.29%
Reappointment of Auditors	17,534,628	0	311,293	0	0	98.26%	0.00%	1.74%
Stock Option Plan	9,167,790	871,693	0	0	7,806,438	91.32%	8.68%	0.00%
Resolution	9,169,593	869,889	0	0	7,806,439	91.34%	8.66%	0.00%

TOTAL SHAREHOLDERS VOTED BY PROXY:	61
TOTAL SHARES ISSUED & OUTSTANDING:	26,921,302
TOTAL SHARES VOTED:	17,845,921	/s/ Eric Caramancion	/s/ Jamie Bajzik
TOTAL % OF SHARES VOTED:	66.29%	ERIC CARAMANCION	JAMIE BAJZIK
		SCRUTINEER	SCRUTINEER

TRANSITION THERAPEUTICS INC.

ANNUAL MEETING OF SHAREHOLDERS

HELD ON DECEMBER 11, 2012

REPORT ON BALLOT

MOTION #1

Election of Directors

We, the undersigned scrutineers, hereby report that the result of the vote by ballot with respect to the above matter is as follows:

NAME	VOTES IN FAVOUR		VOTES WITHHELD

Mr. Michael Ashton	10,026,424	99.83%	17,447	0.17%

Mr. Paul Baehr	10,026,799	99.83%	17,072	0.17%

Dr. Tony Cruz	10,026,948	99.83%	16,923	0.17%

Mr. Christopher M. Henley	10,026,688	99.83%	17,183	0.17%

Dr. Gary W. Pace	10,014,601	99.71%	29,270	0.29%

/s/ Eric Caramancion	/s/ Jamie Bajzik
ERIC CARAMANCION	JAMIE BAJZIK
SCRUTINEER	SCRUTINEER

The figures reported by Computershare in its capacity as Scrutineer represent our tabulation of proxies returned to us by registered shareholders (and voting instruction forms returned directly to us by non-objecting beneficial holders, if applicable) combined with unaudited reports of beneficial holder voting supplied by one or more third parties. As such we are only responsible for and warrant the accuracy of our own tabulation. Computershare is not responsible for and does not warrant the accuracy of the unaudited reports of beneficial holders supplied by third parties.

If Computershare has mailed voting instruction forms directly to non-objecting beneficial holders on behalf of issuers, these have been distributed on the basis of electronic files received by Computershare from intermediaries or their agents. As Computershare has no direct access to intermediary records, Computershare is unable to reconcile the details of non-objecting beneficial ownership as provided to us with the details of intermediary positions within the records of the Canadian Depository for Securities. In some cases, insufficient shares may be held within intermediary positions at the Depository as at record date to support the shares represented by voting instruction forms received directly from non-objecting beneficial holders or returned to us by third parties. In these cases, overvoting rules are applied as directed by the Chair.

In addition, acting on the instructions of the Chair of the meeting, we may have included in our report on attendance, the details of beneficial holders attending in person, whose ownership we cannot directly confirm or verify but which may be supported by documentation such as a voting instruction form supplied by a third party. In such cases, Computershare makes no warranty or representation as to the accuracy of the numbers included as a result of the instructions from the Chair, delivery of which to Computershare is hereby acknowledged by the recipient of this report, and assumes no liability or responsibility whatsoever for their inclusion in our report as Scrutineer.

TRANSITION THERAPEUTICS INC.

ANNUAL MEETING OF SHAREHOLDERS

HELD ON DECEMBER 11, 2012

FINAL SCRUTINEERS' REPORT

2	SHAREHOLDERS IN PERSON, REPRESENTING	4,389	SHARES

61	SHAREHOLDERS BY PROXY, REPRESENTING	17,845,921	SHARES

63	TOTAL SHAREHOLDERS, HOLDING	17,850,310	SHARES

TOTAL ISSUED AND OUTSTANDING AS AT
RECORD DATE:	26,921,302

PERCENTAGE OF OUTSTANDING SHARES
REPRESENTED AT THE MEETING:	66.31%

/s/ Eric Caramancion	/s/ Jamie Bajzik
ERIC CARAMANCION	JAMIE BAJZIK
SCRUTINEER	SCRUTINEER

The figures reported by Computershare in its capacity as Scrutineer represent our tabulation of proxies returned to us by registered shareholders (and voting instruction forms returned directly to us by non-objecting beneficial holders, if applicable) combined with unaudited reports of beneficial holder voting supplied by one or more third parties. As such we are only responsible for and warrant the accuracy of our own tabulation. Computershare is not responsible for and does not warrant the accuracy of the unaudited reports of beneficial holders supplied by third parties.

If Computershare has mailed voting instruction forms directly to non-objecting beneficial holders on behalf of issuers, these have been distributed on the basis of electronic files received by Computershare from intermediaries or their agents. As Computershare has no direct access to intermediary records, Computershare is unable to reconcile the details of non-objecting beneficial ownership as provided to us with the details of intermediary positions within the records of the Canadian Depository for Securities. In some cases, insufficient shares may be held within intermediary positions at the Depository as at record date to support the shares represented by voting instruction forms received directly from non-objecting beneficial holders or returned to us by third parties. In these cases, overvoting rules are applied as directed by the Chair.

In addition, acting on the instructions of the Chair of the meeting, we may have included in our report on attendance, the details of beneficial holders attending in person, whose ownership we cannot directly confirm or verify but which may be supported by documentation such as a voting instruction form supplied by a third party. In such cases, Computershare makes no warranty or representation as to the accuracy of the numbers included as a result of the instructions from the Chair, delivery of which to Computershare is hereby acknowledged by the recipient of this report, and assumes no liability or responsibility whatsoever for their inclusion in our report as Scrutineer.